UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andy Kelana ---------------------------------------------------- (Signature) Andy Kelana Director of Legal & Compliance

Number	:	Tel.08/LP 000/COP-B0000000/2026

Bandung,	July 1, 2026

To.

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No. 2-4

Jakarta, 10710

Re	:	Notice of Appointment of Corporate Secretary of PT Telkom Indonesia (Persero) Tbk

With respect,

Pursuant to the Article 10 Paragraph (1) of Indonesian Financial Service Authority (“OJK”) Regulation No. 35/POJK.04/2014 regarding Corporate Secretary of Issuer or Public Company, we hereby notify the appointment of a definitive Corporate Secretary at PT Telkom Indonesia (Persero) Tbk (“The Company”) starting from July 1, 2026, as follows:

Previously	:	Mr. Edie Kurniawan (Acting Corporate Secretary)
Current	:	Mr. Edie Kurniawan (Corporate Secretary)

Thank you for your attention.

Yours faithfully,

/s/ Andy Kelana

Andy Kelana

Director of Legal & Compliance